July 29, 2010 VIA EDGAR (Correspondence Filing) U.S. Securities and Exchange Commission 100 F Street, N.W. Washington, DC 20549 Attn: Vince Di Stefano (202) 551-6965

RE: Neiman Funds (the “Registrant”) File Nos. 333-102844 and 811-21290

Dear Mr. Di Stefano:

     On behalf of the Registrant, this letter responds to the comments you provided on July 9, 2010 with respect to Post-Effective Amendment No. 13 to the Registration Statement, filed on June 3, 2010, with regard to the Neiman Large Cap Value Fund. Your comments are set forth below, and each is followed by the Registrant’s response.

Comment 1: Please delete the redundant parenthetical “fees paid directly from your investment” in the fee table on page 1 of the prospectus.

Response 1: We have deleted the redundant parenthetical “fees paid directly from your investment” in the fee table on page 1 of the prospectus.

Comment 2: In the Fee Table please remove “Total Other Expenses” under “Other Expenses”.

Response 2: We have removed “Total Other Expenses” under “Other Expenses”.

Comment 3: Please add information on who can terminate the fee waiver and under what conditions on page 1 of the prospectus.

Response 3: We have added the following on page 1 of the prospectus, “The Board of Trustees may terminate the fee waiver at any time.”

Comment 4: Please clarify if the Fund can hold foreign securities and if this is a principal investment strategy.

Response 4: The Fund may hold foreign securities, but it is not a principal investment strategy, therefore we have not included disclosure in the prospectus.

Comment 5: In “The Principal Investment Strategy of the Fund,” please change “80% of net assets” to “80% of total assets”.

Response 5: We have changed “80% of net assets” to “80% of total assets” in “The Principal Investment Strategy of the Fund.”

Comment 6: Please move “The Fund will notify you in writing at least 60 days before making any changes to this policy” to Item 9 of the prospectus.

Response 6: We have moved “The Fund will notify you in writing at least 60 days before making any changes to this policy” to Item 9 of the prospectus.

Comment 7: Please provide additional information on why the Fund writes covered calls.

Response 7: We have provided additional information on why the Fund writes covered calls to “The Principal Investment Strategy of the Fund” in the summary section.

Comment 8: Please delete the word “additional” in the second to the last sentence under “The Principal Investment Strategy of the Fund.”

Response 8: We have deleted the word “additional” in the second to the last sentence under “The Principal Investment Strategy of the Fund.”

Comment 9: Please add additional language to “The Principal Investment Strategy of the Fund” in the summary section on how the adviser decides which securities to buy and sell.

Response 9: We have added additional language to “The Principal Investment Strategy of the Fund” on how the adviser decides which securities to buy and sell in the summary section.

Comment 10: Under “Risk of Non-Diversification” on page 3 of the prospectus, please delete the first sentence.

Response 10: We have deleted the first sentence under “Risk of Non-Diversification” on page 3 of the prospectus.

Comment 11: Please provide disclosure to “The Principal Investment Strategy of the Fund” on the sectors in which the Fund may be overweight.

Response 11: We have removed the “Sector Risk” disclosure in the prospectus.

Comment 12: Under “Performance,” please remove the sentence “The bar chart shows calendar year total returns for the Fund for each full year since its inception”.

Response 12: We have removed the sentence “The bar chart shows calendar year total returns for the Fund for each full year since its inception” under “Performance.”

Comment 13: Please add titles for the Portfolio Managers.

Response 13: We have added titles for the Portfolio Managers.

Comment 14: Under “Tax Information” please modify the disclosure to conform to Form N-1A.

Response 14: We have modified the disclosure under “Tax Information” to conform to Form N-1A.

Comment 15: Please add the disclosure related to the Adviser’s buy and sell discipline currently included under “The Investment Selection Process Used by the Fund” to “The Principal Investment Strategy of the Fund” in the summary section.

Response 15: We have added the disclosure related to the Adviser’s buy and sell discipline included under “The Investment Selection Process Used by the Fund” to “The Principal Investment Strategy of the Fund” in the summary section.

The Registrant has authorized me to convey to you that the Registrant acknowledges the following:

  The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;
  Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and
  The Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Please contact me at (619) 588-9700 if you should require any further information. Sincerely, /s/ Jeff Provence Jeff Provence